HORSEHEAD HOLDING CORP.
300 Frankfort Road
Monaca, PA 15061
August 7, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anne Nguyen Parker
John Madison

Re:	HORSEHEAD HOLDING CORP. (the “Company”)
Registration Statement on Form S-1
(SEC File No. 333-144295) Originally Filed on July 2, 2007
Ladies and Gentlemen:
     The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-144295), as amended, to 4:00 p.m., Eastern time, on August 9, 2007 or as soon thereafter as possible.
     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In furtherance of the foregoing, the Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Gregory Vogelsperger of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-3343 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
HORSEHEAD HOLDING CORP.
By:	/s/ Ali Alavi

Name:	Ali Alavi
Title:	Vice President - Corporate Administration, General Counsel and Secretary